Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/19/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18002067

1. State the name of the applicant: MIAX PEARL, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

SEC Mail Processing Section MAR 22 2018 Washington DC 415

RECEIVED 2018 MAR 22 AM 11:53 SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: March 19, 2018

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 19th day of March, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

RECEIVED
2018 MAR 22 PM 1:52
SEC / TM

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

March 19, 2018

SEC Mail Processing Section
MAR 22 2018
Washington DC
415

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2018-05 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-05 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit J – Updated Director Term of Office

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

<u>Response</u>:

1. **<u>Officers of MIAX PEARL, LLC</u>** **[No change]**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Interim Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Deputy General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Vice President – Project Management
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. <u>Directors of MIAX PEARL, LLC</u> [Updated]

The following persons are the directors of the Exchange as of March 9, 2018:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
William T. Bergman	Non-Industry/ Independent	Class II – 2019	Vice President and Special Assistant to the President – Temple University
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2019	Attorney
H. Dale Herring	Industry	Class II – 2019	Real Estate Development
Benjamin Londergan	Industry/Member Representative	Class II – 2019	Formerly President – Dash Financial Technologies LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2019	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Kurt M. Eckert	Industry	Class III – 2020	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2020	Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association

Name	Classification	Term of Office	Type of Business
Sebastiaan Koeling	Industry/Member Representative	Class III – 2020	Chief Executive Officer – Optiver US LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2020	Professional and Philanthropic Public Speaker
Richard Herr	Industry/Member Representative	Class I – 2021	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2021	Attorney
Mark I. Massad	Industry	Class I – 2021	CEO – Dana Holdings BOA, Ltd.
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2021	President – Phoenix Ventures, LLC

3. Committees of MIAX PEARL, LLC [No Change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Richard Herr	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent